RESTATED ARTICLES OF INCORPORATION

                                       OF

                           SONOMAWEST HOLDINGS, INC.,
                            a California corporation


     ONE: The name of this corporation is SonomaWest Holdings, Inc.

     TWO: The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

     THREE: The corporation elects to be governed by all of the provisions of the General Corporation Law (as added to the California Corporations Code effective January 1, 1977, and as subsequently amended) not otherwise applicable to this corporation under Chapter 23 of said General Corporation Law.

     FOUR: This corporation is authorized to issue Five Million shares of common stock, and Two Million Five Hundred Thousand shares of preferred stock. The Board of Directors may issue the preferred stock in one or more series and may determine the rights, preferences, privileges and restrictions granted to, or imposed upon, any wholly unissued series of preferred stock. Upon the amendment of this article to read as herein set forth, each outstanding share is converted into or reconstructed as one common share.

     FIVE: The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

     SIX: This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through by-law provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by
Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholder.